UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 17, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 17, 2012, entitled "Notifiable trading".

Notifiable trading

The shares purchased by DNB on behalf of Statoil (OSE:STL, NYSE:STO) on 13 April 2012 for use in the group's share saving plan have on 17 April 2012 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 6,425,105 shares.

As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 154.72.

Name	Allocated shares	New share holding
Adams, Robert	330	6859
Bjørn, Benedikte Bettina	68	986
Dodson, Timothy	284	12569
Gjærum, Reidar	234	13819
Iversen, Einar Arne	79	3785
Knight, John Nicholas	503	28470
Klouman, Hans Henrik	337	8282
Lund, Helge	197	44301
Mellbye, Peter	365	22285
Michelsen, Øystein	340	15720
Nafstad, Hilde Merete	148	2878
Reitan, Torgrim	310	13225
Skeie, Svein	264	10766
Svaan, Morten	98	2624
Sætre, Eldar	262	18334
Thomsen, Kåre	228	13188
Øvrum, Margareth	367	22956

In the notification that was published on 17 January, new share holding for Torgrim Reitan was incorrectly set at 12,727. The correct number was 12,915.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

As participants in the share saving plan, the Statoil Fuel & Retail primary insiders below have been allocated shares at an average price of NOK 154.72.

Name	Allocated shares	New share holding
Hoff, Marthe	137	4515
Jacobsen, Jon Arnt	306	20225

This information is subject of the disclosure requirements acc. to § 4-1 vphl (Norwegian Securities Trading Act)

As participant in the Statoil US Employee Share Savings plan, the Statoil ASA primary-insider Mr. William Maloney has been allocated the following number of shares on 17 April 2012:

Name	Allocated shares*	New share holding*
Maloney, William	111.034392	4918.630131

*American Depositary Receipts (ADR)

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 17, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer